As filed with the Securities and Exchange Commission on July 27, 2004
Registration No. 333-114566

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 TO FORM S-4 ON FORM S-8 REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

UMPQUA HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Oregon	000-25597	93-1261319
(State of Incorporation)	**(Primary Standard Industrial Classification Code Number)**	**(IRS Employer Identification No.)**

200 SW Market Street, Suite 1900, Portland, Oregon 97204
(503) 546-2499
(Address of Principal Executive Offices and Telephone Number)

California Independent Bancorp 1989 Amended and Restated Stock Option Plan
California Independent Bancorp 1996 Stock Option Plan
California Independent Bancorp 2000 Equity Incentive Plan
Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan
Amended Humboldt Bancorp Stock Option Plan
(Full title of the plans)

Raymond P. Davis
President and Chief Executive Officer
Umpqua Holdings Corporation
200 SW Market Street, Suite 1900
Portland, Oregon 97201
(503) 546-2499

(Name, Address and Telephone Number of Agent for Service)

With a Copy to:
Kenneth E. Roberts, Esq.
Foster Pepper Tooze LLP
601 SW Second Avenue, Suite 1800
Portland, Oregon 97204
(503) 221-0607

As filed with the Securities and Exchange Commission on July 27, 2004
Registration No. 333-114566

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered [1]	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	51,091 [3] 69,387 [4] 60,757 [5] 500,602 [6] 304,552 [7] TOTAL 986,389	N/A [2]	N/A [2]	N/A [2]

(1) Umpqua Holdings Corporation originally registered 16,412,308 shares of its common stock on the Registration Statement on Form S-4 to which this post-effective amendment relates. Umpqua issued approximately 15,491,327 shares to shareholders of Humboldt Bancorp in exchange for shares of Humboldt common stock.

(2) Umpqua paid all filing fees payable in connection with the registration of these securities with the filing of the Registration Statement on Form S-4 filed on April 19, 2004, amended May 18, 2004, and declared effective May 20, 2004.

(3) Approximate number of shares subject to options outstanding under the California Independent Bancorp 1989 Amended and Restated Stock Option Plan.

(4) Approximate number of shares subject to options outstanding under the California Independent Bancorp 1996 Stock Option Plan.

(5) Approximate number of shares subject to options outstanding under the California Independent Bancorp 2000 Equity Incentive Plan.

(6) Approximate number of shares subject to options outstanding under the Amended Humboldt Bancorp Stock Option Plan.

(7) Approximate number of shares subject to options outstanding and restricted stock awards issued under the Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan.

INTRODUCTORY STATEMENT

On July 9, 2004, Humboldt Bancorp merged with and into Umpqua Holdings Corporation, with Umpqua the surviving corporation. As a result of the merger, each outstanding share of Humboldt common stock was converted into the right to receive one share of Umpqua common stock.

Each outstanding option and stock award issued pursuant to the California Independent Bancorp 1989 Amended and Restated Stock Option Plan, California Independent Bancorp 1996 Stock Option Plan, California Independent Bancorp 2000 Equity Incentive Plan, Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan and Amended Humboldt Bancorp Stock Option Plan is no longer exercisable for shares of Humboldt common stock, but instead, constitutes an option to acquire, on the same terms and conditions as were applicable under such option immediately prior to consummation of the merger, that number of shares of Umpqua common stock equal to the product of the number of shares of Umpqua common stock for which such option was exercisable and one. The exercise price for each option shall be equal to the exercise price per share for such option immediately prior to the effective time of the merger.

The purpose of this post-effective amendment is to register on Form S-8 shares of Umpqua common stock previously registered on Form S-4 that will be issued pursuant to the exercise of options originally granted under the California Independent Bancorp 1989 Amended and Restated Stock Option Plan, California Independent Bancorp 1996 Stock Option Plan, California Independent Bancorp 2000 Equity Incentive Plan, Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan and Amended Humboldt Bancorp Stock Option Plan. Umpqua assumed the obligations of Humboldt under each of the plans.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference.

The following documents are incorporated by reference in this registration statement

(a)   Umpqua's annual report on Form 10-K for the year ended December 31, 2003.

(b)   Umpqua's quarterly report on Form 10-Q for the quarter ended March 31, 2004 and Umpqua's current reports on Form 8-K filed pursuant to Section 13(a) of the Securities Exchange Act of 1934 since December 31, 2003.

(c)   The description of the registrant's common stock contained in the registrant's registration statement on Form S-4/A dated May 18, 2004 and declared effective May 20, 2004.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Foster Pepper Tooze LLP, special counsel to the registrant, is passing upon the validity of the common stock being registered. A partner of Foster Pepper Tooze LLP owns approximately 33,000 shares of common stock. Other attorneys in such law firm own shares of the registrant, but such shares are immaterial in amount.

Item 6. Indemnification of Directors and Officers.

As an Oregon corporation, Umpqua is subject to the provisions of the Oregon Business Corporation Act (the "OBCA"). The OBCA permits a corporation to indemnify an individual who is made a party to a proceeding because such individual is or was a director of the corporation against liability incurred in the proceeding if:

- His or her conduct was in good faith;
- He or she reasonably believed that his or her conduct was in the corporation's best interest, or at least not opposed to the corporation's best interests; and
- In the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Unless a corporation's articles of incorporation provide otherwise, indemnification is mandatory if the director is wholly successful on the merits or otherwise in such a proceeding, or if a court of competent jurisdiction orders the corporation to indemnify the director. Umpqua's articles of incorporation do not limit the statutory right to indemnification.

Under the OBCA, a corporation may not, however, indemnify the individual if the individual was adjudged liable:

- to the corporation in a proceeding by or in the right of the corporation; or
- in any proceeding charging improper personal benefit on the basis that he or she improperly received a personal benefit.

The OBCA also provides that a corporation's articles of incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for:

- any breach of the directors' duty of loyalty to the corporation or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- any unlawful distribution; or
- any transaction from which the director derived an improper personal benefit.

Umpqua's articles of incorporation provide that we will indemnify our directors and officers against reasonable expenses (including attorney fees), judgments, fines, penalties, excise taxes or settlement payments incurred or suffered by reason of service as a director or officer or at Umpqua's request as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Umpqua's articles of incorporation limit monetary liability of our directors for their conduct as directors to the fullest extent permitted under the OBCA. If the OBCA is amended to further limit the directors' liability, Umpqua's articles would incorporate such amendment on its effective date.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The exhibits required by Item 601 of Regulation S-K filed herewith or incorporated by reference are as follows:

Exhibits

4.1	California Independent Bancorp 1989 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)
4.2	California Independent Bancorp 1996 Stock Option Plan (incorporated by reference to Exhibit 4.2 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)
4.3	California Independent Bancorp 2000 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)
4.4	Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan (incorporated by reference to Exhibit B to Humboldt Bancorp's Definitive Proxy Statement for its Annual Shareholders' Meeting held on May 15, 2003, filed on April 10, 2003 (File No. 000-27784; Film No. 03646003))
4.5	Amended Humboldt Bancorp Stock Option Plan (incorporated by reference to Exhibit 10.12 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-65317) filed October 5, 1998)
5.1	Opinion of Foster Pepper Tooze LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Foster Pepper Tooze LLP (Included in Exhibit 5.1)
24	Power of Attorney (contained on signature page to Umpqua's registration statement on Form S-4 filed April 19, 2004, to which this post-effective amendment on Form S-8 relates)

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 on Form S-8 to the registrant's registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on July 21, 2004.

UMPQUA HOLDINGS CORPORATION

By: /s/ Raymond P. Davis
     Raymond P. Davis
     President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 on Form S-8 to this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Allyn C. Ford   Date: July 21, 2004
     Allyn C. Ford, Director

By: /s/ Lynn Herbert   Date: July 21, 2004
     Lynn K. Herbert, Director

By: /s/ David B. Frohnmayer   Date: July 21, 2004
     David B. Frohnmayer, Director

By: /s/ Dan Giustina   Date: July 21, 2004
            Dan Giustina, Director

By: /s/ Scott Chambers   Date: July 21, 2004
            Scott Chambers, Director

By: /s/ Diana Goldschmidt   Date: July 21, 2004
            Diana Goldschmidt, Director

By: /s/ James D. Coleman   Date: July 21, 2004
            James D. Coleman, Director

By: /s/ William Lansing   Date: July 21, 2004
            William Lansing, Director

By: Date: July ___, 2004
            Theodore S. Mason, Director

By: /s/ Ronald F. Angell   Date: July 21, 2004
            Ronald F. Angell, Director

By: /s/ Diane Miller   Date: July 21, 2004
            Diane Miller, Director

By: Date: July ___, 2004
            Thomas Weborg, Director

By: /s/ Raymond P. Davis   Date: July 21, 2004
            Raymond P. Davis, Director,
            Chief Executive Officer/President

By: /s/ Daniel A. Sullivan   Date: July 21, 2004
            Daniel A. Sullivan, Executive Vice President
            Chief Financial Officer
            Principal Accounting Officer

EXHIBIT INDEX

Exhibits

4.1 California Independent Bancorp 1989 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)

4.2 California Independent Bancorp 1996 Stock Option Plan (incorporated by reference to Exhibit 4.2 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)

4.3 California Independent Bancorp 2000 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-111774) filed January 8, 2004)

4.4 Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan (incorporated by reference to Exhibit B to Humboldt Bancorp's Definitive Proxy Statement for its Annual Shareholders' Meeting held on May 15, 2003, filed on April 10, 2003 (File No. 000-27784; Film No. 03646003))

4.5 Amended Humboldt Bancorp Stock Option Plan (incorporated by reference to Exhibit 10.12 to Humboldt Bancorp's Registration Statement on Form S-8 (No. 333-65317) filed October 5, 1998)

5.1 Opinion of Foster Pepper Tooze LLP

23.1 Consent of Deloitte & Touche LLP

23.2 Consent of Foster Pepper Tooze LLP (Included in Exhibit 5.1)

24 Power of Attorney (contained on signature page to Umpqua's registration statement on Form S-4 filed April 19, 2004, to which this post-effective amendment on Form S-8 relates)

EXHIBIT 5.1

[LETTERHEAD OF DELOITTE & TOUCHE LLP]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post Effective Amendment No.1 to Form S-4 on Registration Statement No. 333-114566 of Umpqua Holdings Corporation on Form S-8 of our report dated February 27, 2004, appearing in the Annual Report on Form 10-K of Umpqua Holdings Corporation for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Portland, Oregon
July 22, 2004

EXHIBIT 23.1

[LETTERHEAD OF FOSTER PEPPER TOOZE LLP]

July 26, 2004

Board of Directors
Umpqua Holdings Corporation
200 SW Market Street, Suite 1900
Portland, Oregon 97201

Re: Merger with Humboldt Bancorp

Ladies and Gentlemen:

This firm has acted as counsel to Umpqua Holdings Corporation in connection with a merger (the "Merger") in which Humboldt Bancorp was merged with and into Umpqua Holdings Corporation (the "Company") pursuant to an Agreement and Plan of Reorganization dated March 13, 2004, and an accompanying Plan of Merger (together, the "Plan"), and in connection with the preparation and filing of:

- the Company's Registration Statement on Form S-4 (File No. 333-114566) filed with the Securities and Exchange Commission covering shares of Company common stock to be issued in the Merger (as amended, the "Registration Statement"); and

- Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the "Amendment") covering the shares of Company common stock (the "Shares") to be issued upon the exercise after the Merger of options originally issued by Humboldt Bancorp and California Independent Bancorp in accordance with the terms of the California Independent Bancorp 1989 Amended and Restated Stock Option Plan, California Independent Bancorp 1996 Stock Option Plan, California Independent Bancorp 2000 Equity Incentive Plan, Amended and Restated Humboldt Bancorp & Subsidiaries 2001 Equity Incentive Plan and Amended Humboldt Bancorp Stock Option Plan (the "Plans"), and the agreements governing such options.

Capitalized terms not otherwise specifically defined herein have the meanings given them in the Plans.

In the course of our representation we have examined the Registration Statement including the Amendment, the Plans, copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Boards of Directors of the Company and Humboldt Bancorp. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by the Company, and, that provided that the Registration Statement remains effective, such state and other securities laws as may be applicable have been complied with, and the Company has issued the Shares in the manner provided in the Plans and as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

FOSTER PEPPER TOOZE LLP